Company Oxford Glycosciences PLC
                  TIDMOGS
                  Headline Bayer Collaboration
                  Released 07:00 23 Sep 2002
                  Number 4885B






For further information please contact:

Oxford GlycoSciences Plc
Dr David Ebsworth, Chief Executive Officer
Tel: +44 (0)1235 208000
Website: www.ogs.com

UK: Financial Dynamics
Melanie Toyne-Sewell/Sarah Mehanna
Tel: +44 (0) 20 7831 3113

USA: Financial Dynamics
Contact: Leslie Wolf-Creutzfeldt/
Deborah Arden Jones
Tel: +1 212 497 9202

For Immediate Release

OGS Announces Acceptance of Validated Protein Targets For Respiratory Disease By Bayer

Oxford, UK, 23 September 2002 -- Oxford GlycoSciences Plc (LSE: OGS,
Nasdaq: OGSI) today announced that Bayer AG has accepted the first protein targets resulting from an ongoing research collaboration. OGS' proteomics technology has been used for the identification of clinically valid therapeutic targets and biomarkers in the areas of asthma and Chronic Obstructive Pulmonary Disease (COPD) meeting Bayer's stringent validation requirements.

Using clinical samples provided by Bayer, OGS has built a human pulmonary disease protein expression database and identified a series of clinically valid therapeutic targets against which drugs will be developed for patients suffering from either disease. The targets will now go into screening for the discovery of potential therapeutic drugs.

Acceptance of these targets is a landmark in the OGS/Bayer agreement and triggers an undisclosed milestone payment.

The original collaboration was initiated in March 2000 and extended by mutual agreement in December 2001. Under the terms of the agreement, Bayer has committed programme funding to OGS and agreed to pay performance related milestones payments as well as royalties to OGS on products developed by Bayer from the collaboration. The parties will jointly own intellectual property arising from the research and OGS will have exclusive rights to commercialise diagnostic markers arising from the collaboration.

'The acceptance of the targets is both a milestone under the agreement and a landmark for the proteomics platform,' said Dr David Ebsworth, Chief Executive Officer of OGS. 'Bayer's acceptance of these targets validates our on-going investment in our proteomics platform and our belief that proteomics can play a vital role in helping to accelerate drug discovery and development programmes.'

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Notes to Editors

OGS has developed a patented technology platform in the emerging field of proteomics, the comprehensive study of proteins, integrating proteomics with genomics to create an innovative drug discovery platform. OGS' proteomics collaborations with major pharmaceutical and biotechnology companies include Bayer, Pioneer Hi-Bred/DuPont, GlaxoSmithKline and Pfizer. OGS has drug discovery and development alliances with Medarex, NeoGenesis and BioInvent and technology development collaborations with Applera, Cambridge Antibody Technology, Packard BioScience and The Institute for Systems Biology. OGS has also entered into a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human GenomeTM.

OGS has drug research discovery programmes in central nervous system, cancer, infectious disease and glycosphingolipid (GSL) storage disorders.

In July 2002, OGS' lead compound, ZavescaTM, received a positive opinion from the Committee for Proprietary Medicinal Products, recommending approval of the drug in Europe for the treatment of mild to moderate type 1 Gaucher disease in patients for whom enzyme replacement therapy is unsuitable. Pending final review by the European Commission, ZavescaTM is an investigational drug and has not received approval for marketing in any country. Zavesca is undergoing further clinical investigations in several GSL storage disorders.

This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS'research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Zavesca (INN:miglustat) is based and uncertainties related to the regulatory process.